Exhibit 99.13

100, 11450 – 160 Street Edmonton, AB • T5M • 3Y7 Bus. 780-467-3532	apexgeo@apexgeoscience.com www.apexgeoscience.com G.S.T. #: 13693 6119 RP0001

CONSENT OF ROY ECCLES

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Reports titled “Preliminary Economic Assessment of SW Arkansas Lithium Project” effectively dated November 20, 2021, and “Preliminary Economic Assessment of LANXESS Smackover Project” effectively dated August 1, 2019, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the “Company”) for the year ended June 30, 2022 (collectively, the “Annual Report”).

The undersigned also hereby consents to the use of the undersigned’s name and the incorporation by reference of such information contained in the Annual Report into the Company’s Registration Statement on Form F-10 (File No. 333-259442), as amended.

Dated this 23 day of September 2022.

/s/ Roy Eccles
D. Roy Eccles, M.Sc., P. Geol.
APEX Geoscience Ltd.
Chief Operating Officer, Senior Consultant
100, 11450 – 160th Street
Edmonton, AB Canada, T5M 3Y7
Office: (780) 467-3532
Email: reccles@apexgeoscience.com
Website: www.apexgeoscience.com

APEX Geoscience Ltd.

www.apexgeoscience.com